SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-35936

B2Gold Corp.

(Translation of registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1
Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F    ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: November 20, 2015	By:	/s/ Clive Johnson
	Name:	Clive Johnson
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Description

99.1	Update on Mali Terrorist Attack